VALLEY FORGE LIFE INSURANCE COMPANY

Executive Office:                Stock Company      Home Office:
CNA Plaza                                           401 Penn St.
Chicago, Illinois  60685                            Reading, Pennsylvania 19601

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                    TOTAL DISABILITY WAIVER OF PREMIUM RIDER

This rider forms a part of the policy to which it is attached. It is issued in consideration of your application and premium paid. If this rider is issued with the policy, its effective date is the policy date shown on the Policy Schedule. If this rider is issued after the policy date, or if coverage is increased, decreased or reinstated, its effective date is shown in a Supplemental Policy Schedule.

BENEFIT

During a period of total disability we will credit a premium to this policy. The amount of monthly premium to be credited will be the lesser of:

1.   one-twelfth of the waiver of premium  amount shown in the Policy  Schedule;
     or

2. the monthly average of premiums paid on this policy over the last thirty-six policy months.

Benefits will begin on the latest date when:

1.   we have been notified of the onset of total disability; and

2.   we have received due proof of total disability;

3.   total disability has continued for six consecutive months.

No benefits will be paid after the Insured ceases to be totally disabled or after the policy has terminated.

TOTAL DISABILITY

The Insured is totally disabled:

1. if the cause is an injury which occurs or sickness which begins after the effective date of this rider;

2. if the disablement occurs after age 15 and before the policy anniversary on or after the Insured attains age 65;

3.   if the Insured:

     a. during the first two years of total disability, cannot do the material and substantial duties of his or her occupation;

     b. after two years from onset of disability, cannot do the material and substantial duties of an occupation for which he or she is reasonably suited by education, training or experience; or

     c.   cannot return to school if the Insured is a student.


Total disability is considered to exist if the Insured, as the result of accidental injury which occurs while this rider is in force:

1.       has lost the use of both legs;

2.       has lost the use of both arms;

3.       has lost the use of one leg and one arm;

4.       has lost the sight of both eyes.

EXCLUSIONS

Total disability which results from war or act of war, declared or undeclared, or from intentionally self-inflicted injury is not covered.

NOTICE OF TOTAL DISABILITY

We must be notified of the onset of total disability during the first six months of disability or as soon after that as is reasonably possible.

PROOF

Unless it is not possible to send proof earlier, we must receive initial proof of disability:

1.   within eighteen months of the onset of total disability;

2.   during the lifetime of the Insured; and

3.   while total disability continues.

We may, from time to time, request proof of the continuance of total disability. After disability has continued for two years, we may not request proof more than once each year.

COST

The monthly cost for this rider is shown on the Policy Schedule. We reserve the right to change the premium for this rider if we change the premiums for all riders of this class.

TERMINATION

This rider terminates:

1.       on the first policy anniversary on or after the Insured attains age 65;

2.       if you give us written notice to terminate it; or

3.       when the policy terminates.

GENERAL

All provisions of the policy not in conflict with this rider apply to this rider.


Signed for the Company at its Executive Office, CNA Plaza, Chicago, Illinois 60685.

/s/BERNARD L. HENGESBAUGH                            /s/DAVID L. STONE

Chief Executive Officer                              Group Vice President


VULR-108 (8/99)